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                            Filed by Ariba, Inc., Commission File No.: 000-26299
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                    Subject Company:  Agile Software Corporation
                                                  Commission File No.: 000-27071



ARIBA, INC. PRESS RELEASE
January 29, 2001

Ariba To Acquire Agile Software Corporation
Combination of commerce and collaboration leaders to create a powerhouse in B2B commerce; first to offer customers a new class of interactive value chain solutions

MOUNTAIN VIEW, Calif. - January 29, 2001 Ariba(R), Inc. (Nasdaq: ARBA), the leading business-to-business (B2B) eCommerce platform and network services provider, today announced that it has signed a definitive agreement to acquire Agile Software Corporation (Nasdaq: AGIL), the leading provider of collaborative commerce solutions, in a stock for stock merger. The combined entity will be a unique force in the B2B market and the first to offer a unified platform for Internet-based commerce and collaboration. This acquisition underscores Ariba's strategic commitment to deliver next generation solutions for managing the interactive value chain.

Building on its success in helping customers move commerce online, Ariba's acquisition of Agile is a decisive move in a broader strategy to extend Ariba's leadership position into the collaborative commerce market. The Agile acquisition provides a strategic extension to the Ariba B2B Commerce Platform(TM), and provides several essential assets for deploying a new class of inter-enterprise solutions.

Under the terms of the agreement, each share of Agile common stock will be converted into 1.35 shares of Ariba, resulting in a net aggregate purchase price of approximately $2.55 billion based on the closing price of Ariba common stock of $40 dollars on January 26, 2001. The acquisition will be accounted for as a purchase and is expected to be completed in the third quarter of Ariba's fiscal year 2001. The company believes that the transaction will be accretive to earnings in fiscal year 2002. The acquisition has been approved by the boards of directors of each company and is subject to governmental approvals, Ariba and Agile stockholder approvals and customary closing conditions.

After more than a decade of focusing on internal automation and planning initiatives, companies are recognizing that the next wave of competitive advantage will be gained outside of the four-
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walls of the enterprise by better managing external relationships and processes across their extended value-chain. Todays enterprises realize that the Internet creates unlimited opportunities for developing new methods of transacting and collaborating with their trading partners. In an October 20, 2000 report, The C-Commerce Framework, Gartner Group, Inc., highlighted the impact of this opportunity, stating, "Those who employ a collaborative commerce framework can expect a 40% gain in profitability by 2003." This shift in customer focus -- from internal to inter-enterprise activities -- is driving Aribas platform and network expansion strategy.

"The Agile acquisition uniquely positions Ariba as the first to deliver a new generation of solutions for managing the interactive value chain. These solutions provide immediate value with proven ROI," said Keith Krach, chairman and chief executive officer of Ariba. "In addition to an expanded product footprint, an additional customer base and new market opportunities; we are very excited about the great people at Agile, who share a similar customer-first culture."

As the leader in collaborative manufacturing commerce, Agile delivers solutions which control the most critical information asset shared between companies the dynamic product definition. This product information-including the bills of materials, formulas and recipes, specifications and drawings-is at the heart of the product lifecycle from design, to sourcing, to procurement, to manufacturing, and finally to sales. By integrating the Agile solutions into Aribas B2B commerce platform and expanded network ecosystem, Ariba believes it is now uniquely positioned to deliver the only solution capable of driving the entire product lifecycle from a common, real-time source of product information.

"What we see in Ariba is a partner that shares a common vision for inter-enterprise collaboration and commitment to delivering customer driven, high value solutions with rapid time to benefit," said Bryan D. Stolle, chairman and chief executive officer of Agile. "The cultural and product fit between Agile and Ariba is exceedingly strong, providing us with an unprecedented opportunity to define the future of the industry."

Ariba and Agile believe that together they will serve an expanded addressable market and have the opportunity to provide synergies including:

 .  Complementary customers with strong cross-sell opportunities.

 .  Acceleration of vertical sales, solutions and delivery strategies.

 .  Expanded worldwide sales and channel influence into Global 2000 enterprises.

 .  World class management and expertise to ensure execution excellence.

Product Integration & Roadmap

Following the merger, Ariba and Agile expect to be able to offer solutions that include:

 .  Integration between Ariba Buyer(TM) and Agile Anywhere to extend eProcurement functionality into core direct materials processes.
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 .  Integration of Agile Buyer with Ariba Sourcing(TM) to enable the full process of direct and indirect materials sourcing, negotiations and contract management.

 . Expansion of Aribas Commerce Adapters to support open interoperability with primary ERP and SCM system integration.

 .  Interoperability between the Ariba Commerce Services Network(TM) and the
   MyAgile network.

 . The combination of these critical synergies and integration points will enable enterprise customers to implement full-cycle collaborative commerce throughout their own interactive value chains. Additional details about Aribas interactive value chain plans will be discussed at an industry event scheduled for later this quarter.

Conference Call Information
A conference call featuring Keith Krach, Larry Mueller, Bryan Stolle and Bob Calderoni will be held today, Monday January 29, 2001 at 9:00a.m. Pacific Standard Time, 12:00 p.m. Eastern Standard Time to discuss the announcement.
The dial-in number is 719 457-2681, Reservation # 670036. The replay number for the call is 719 457-0820, Reservation #: 670036.

Ariba was advised by Thomas Weisel Partners.

ABOUT AGILE
Agile Software Corporation (Nasdaq: AGIL - news) is a leading supplier of business-to-business collaborative manufacturing commerce solutions. Agile products enable supply chain partners to communicate and collaborate over the Internet about new or changing product content, and then source and procure the required components. At MyAgile.com, Agile also provides the dispersed supply chain with mission-critical eServices such as online marketplaces, custom part procurement, wireless access, and components research. Agile customers include Agilent Technologies, Compaq Computer, Dell Computer, Flextronics International, GE Medical Systems, Hewlett-Packard, Lucent Technologies, Philips, Texas Instruments, and others. For more information, call 408-975-3900, or visit Agile at www.agilesoft.com.

ABOUT ARIBA
Ariba, Inc. is the leading business-to-business (B2B) eCommerce platform and network services provider. Through the Ariba B2B Commerce platform - an open, end-to-end infrastructure of interoperable software solutions and hosted Web-based commerce services - the company enables efficient online trade, integration and collaboration between B2B marketplaces, buyers, suppliers and commerce service providers. The reach and functionality of the Ariba B2B Commerce platform is designed to create Internet-driven economies of scale and process efficiencies for leading companies around the world. Ariba can be contacted in the U.S. at 650-930-6200 or at www.ariba.com.
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"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:

Information and announcements in this release involve expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available as of the date of the release, and assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks surrounding the closing of the merger into Ariba, the integration of Agile's business following the closing of the merger, the ability to cross-sell Ariba's and Agile's solutions to their respective customers and in different industries and other factors and risks associated with Ariba's business discussed in Ariba's Form 10-K filed December 29, 2000 and Agile's business in Agile's report on Form 10-K for the fiscal year end April 30, 2000 and its subsequent reports on Form 10-Q.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ariba and Agile. Investors and security holders may obtain a free copy of the joint proxy statement/prospects when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

Agile and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Agile with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Agile's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Agile.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.
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CONTACT: investors, Stefanie Elkins, 650-930-8331, or selkins@ariba.com, or
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media, Ellie Javadi, 650-930-8088, or ejavadi@ariba.com, both of Ariba, Inc.
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